May 18, 2012

Via EDGAR and Overnight Delivery

Amanda Ravitz

U.S. Securites and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	Atossa Genetics Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 6, 2012

File No. 333-179500

Dear Ms. Ravitz:

On behalf of Atossa Genetics, Inc. (“Atossa” or the “Company”), we are responding to the Staff’s letter dated April 20, 2012 (the “Comment Letter”), relating to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Registration Statement has been amended and Atossa is filing pre-effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) with this response letter. For your convenience, we have repeated the Staff’s comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

Prospectus Summary, page 1

1.	We note your revised disclosure on page 3 in response to prior comment 2. Please revise to clarify that certain insurance carriers also do not currently reimburse for other NAF collection device systems similar to the MASCT system.

In response to the Staff’s comment, the Company has revised its disclosure in the Prospectus Summary.

The Company, page 1

2.	We note your added disclosure in response to prior comment 5. Given the prices listed for your collection devices and patient kits and billing rates on pages 3 and 4 and the number of MASCT and ArgusCYTE collection kits you have sold and samples you have processed as discussed on page 1, please clarify how you have only generated $1,500 in revenues from the sale of your products and services. Please also clarify the status of your commercial operations, noting in particular, your continued reference to your field experience trial on page 42.

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Additionally, the Company only generated $1,500 in revenue as of December 31, 2011 because this number represents the sale of devices only, as no samples were processed by the Company’s laboratory in 2011. The number of samples processed as disclosed by the Company on page 1 of the Prospectus Summary was as of March 31, 2012.

3.	We note your response to prior comment 6 and your revised disclosure on page 1. However, please revise to clarify whether a laboratory must be “CLIA-certified” in order to operate and if so, in which states this is a requirement. Please also revise this section to clarify the states from which you may currently accept testing samples.

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Our Diagnostic Tests, page 2

4.	We note your statement that your ForeCYTE Breast Health Test can calculate the 10-year and lifetime risk of breast cancer and the FullCYTE Breast Health Test can assess for pre-cancerous changes in women previously identified to be at high risk for breast cancer. Please clarify how your tests can make such determinations. For example, please clarify what the ForeCYTE Breast Health Test’s molecular and cellular biomarker test detects and clarify what the clinically-validated risk assessment algorithm is and clarify who validated this algorithm.

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Summary Financial Data, page 7

5.	We see that you present “loss on reduction of inventory to LCM” in other operating expenses [on] page 7 while this amount is presented within gross profit on the consolidated statement of operations on page F-4. Please revise to provide consistent presentation throughout your filing.

In response to the Staff’s comment, the Company has revised its disclosure to provide consistent presentation throughout the filing.

Use of Proceeds, page 20

6.	We note your response to prior comment 9 and your revised disclosure on page 20. However, we note the statement that you “will retain broad discretion in using the net proceeds of this offering.” Given that it appears that your estimated use of proceeds continues to include considerable discretion, to the extent that you are reserving the right to change the use of proceeds identified, please include a specific discussion of contingencies and alternatives. For guidance, please refer to Instruction 7 to Item 504 of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Management’s Discussion and Analysis .... and Results of Operations, page 24

Critical Accounting Policies and Estimates, page 25

Share-Based Payments, page 27

7.	Please revise to provide a discussion of the significant judgments involved in determining the fair value of your common stock in assessing the fair value of share based compensation, including the following:

•	The aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range.

•	A specific discussion of the significant factors, assumptions and methodologies used in determining fair value for those options granted during the twelve months prior to the date of the most recent balance sheet.

•	Disclose the valuation method used and the reasons why you choose that method.

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Revenues and Cost of Goods Sold, page 28

8.	Please add appropriate risk factor disclosure given your statement in this section that the sales price of your MASCT system is substantially lower than its cost.

In response to the Staff’s comment, the Company has revised its disclosure under the risk factor entitled “We have a history of operating losses and expect to continue to incur losses in the future.”

Billing and Reimbursement, page 43

9.	We note your response to prior comment 11 and your revised disclosure on page 43 that Medicare and certain insurance carriers do reimburse for the laboratory analysis of the NAF sample. Please revise here and throughout the registration statement to clarify for which laboratory analyses Medicare and certain insurance carriers will reimburse. For example, please revise to clarify if Medicare and certain insurance carriers reimburse for any part of the ArgusCYTE Breast Health Test.

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Consolidated Financial Statements

Certain Relationships, page 69

10.	Your revised disclosure in the final paragraph of this section appears to indicate that Ensisheim did not receive any consideration in exchange for the assignment of its rights. Please provide your analysis as to the enforceability of the assignment agreement or revise to clarify your disclosure.

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Consolidated Financial Statements

Report of Independent Registered Pubic Accounting Firm, page F-2

11.	We note that the auditors state in the first paragraph that they have audited the statements of operations, changes in stockholders’ equity and cash flows “since inception.” However, in the third paragraph, the auditors do not opine upon the inception to date operations and cash flows. Please request KCCW Accountancy Corp. revise the first and third paragraphs to specifically disclose the cumulative inception to date period covered by the audit report.

In response to the Staff’s comment, KCCW Accountancy Corp. has revised its audit report accordingly.

Consolidated Statements of Stockholders’ Equity, page F-6

12.	We see that you disclose the issuance of common shares for cash during April and June at $1.25 per share. However, it appears that you issued common shares and warrants at those dates. Please revise your presentation to accurately reflect the substance of the transaction.

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Note 3. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

13.	We see that you will sell MASCT kits and devices as well as diagnostic testing for samples collected from the MASCT device. Given the statement on page 27 that the MASCT system would not have a market without the analytical services you provide, please tell us how you considered that the MASCT system and analytical services are a multiple element arrangement under FASB ASC 605-25-25.

Management carefully considered the conditions as set forth under FASB ASC 605-25-25, as well as the diagram under ASC 605-25-55-1, and determined that the sale of the MASCT System and the revenue from providing analytical services should be accounted for as two separate units of accounting.  The terms of use associated with the MASCT System prohibit doctors from using other labs to analyze samples from the Company’s specimen collection kits; however, these terms may be difficult to monitor and enforce and doctors could use the MASCT System to collect samples that are then sent to other labs or pathologists for analysis.  Additionally, a doctor who purchases a MASCT collection device is not required to submit any specific number of specimens to the Company’s lab and a doctor could purchase the Company’s collection device and never send specimens to the Company’s laboratory.  Therefore, the MASCT System and the analytical services have value to the customers on a standalone basis.  The Company does not sell the MASCT System and the analytical service in a bundle.

Management’s previous statement on page 27 that the MASCT System would not have a market without the analytical services merely intended to point out that the Company’s current marketing strategy has been to quickly penetrate the market of the products and services provided by the Company by offering the MASCT System at a price substantially lower than its cost to attract market awareness.  The Company has revised its disclosure on page 27 accordingly.

Inventories, page F-9

14.	Please reconcile the statement that you did not identify any slow moving or obsolete inventory with the statement that you recognized a loss on reduction of inventory for the year ended December 31, 2011 of $92,026. Please revise to provide additional disclosure about why you recognized a loss on inventory and how the loss was determined. Please also explain the disclosure on page 27 that the sales price of the MASCT system is substantially lower than its cost and clarify the timing of when you recorded the impairment on the inventory.

In response to the Staff’s comment, the Company has revised its disclosure accordingly. The loss on reduction of inventory was assessed at year-end of 2011 for lower of cost or market because the selling price of the MASCT System is substantially lower than its cost, which was not related to slow moving or obsolescence issues.

Note 10. Stockholders’ Equity, page F-12

Prior Issuances of Common Stock, page F-12

15.	We note your response to prior comments 29 and 30. Please clarify the disclosure on page F-13 that you agreed in December 2009 to issue the website developer $50,000 or 13,246 shares (30,000 post split). In substance, it appears that you issued the website developer $50,000 in the form of 13,246 shares. In that regard, please revise the description of the transaction on the face of the statement of stockholders’ equity to disclose the substance of the equity transaction. Please also remove any reference to the issuance being at $3.77 per share.

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Private Placements and Warrants, page F-13

16.	We reference prior comment 24 and the disclosure on page F-15 that the fair value of your common stock for April through December 2011 was determined “implicitly from an iterative process based on the assumption that the Private Placement was the result of an arm’s length transaction.” Please explain exactly how you allocated the proceeds from the offering to the value of the stock versus the warrants to arrive at the conclusion that the fair value of the stock at those dates was $0.906 per share. Please also tell us the accounting literature you referenced.

The proceeds from the Private Placement were allocated based on the estimated fair value of the Common Stock and the Warrants. The methodology applied in valuing the Warrants is the Black-Scholes-Merton model using the following formula:

C = S0e-q(T-t)N(d1) - Xe-r(T-t)N(d2)

d1 = [ ln(S0/X) + (r-q+.5σ2)(T - t) ] / σ(T -t )1/2

d2 = d1 - σ(T - t)1/2

Where:

S0 -	Stock Price as at the Appraisal Date	X -	Exercise Price
C -	Theoretical Call Option Price	r -	Risk-free Rate
q -	Annual Dividend Yield	σ -	Volatility
T-t -	Time-to-Maturity (i.e. Expected Tenor)

The Private Placement involved the issuance of Common Stock and Warrants. The value of both the Stock Price (S0) and the Warrants (C) are variables in the above formula. Given that the Company’s common stock was not publicly traded, the Stock Price was derived implicitly from an iterative process to determine the value of the common stock in order for the combined fair value of the Common Stock and the Warrants to equal the amount of proceeds received in the Private Placement, based upon the assumption that the consideration of the Private Placement was the result of an arm’s length transaction. The valuation has been prepared consistent with the guidance outlined in the American Institute of Certified Public Accountants Audit and Accounting Practice Aids, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”.

As a result of the approach described above and the assumption as disclosed on page F-12 of Amendment No. 2, the fair value of the stock was determined to be $0.906 per share and the fair value of the warrants was determined to be $0.344 per warrant in order for the combined fair value of the Common Stock and the Warrants to equal the amount of proceeds received by the Company in the Private Placement.

17.	The disclosure on page F-14 indicates that you valued the Investor and Placement Agent Warrants “pursuant to a valuation performed by Grant Sherman LLC.” Please tell us the extent of the reliance that that you placed on the work of the valuation expert. In that regard, please tell us how you considered Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisionskorpfin/guidance/sasinterp.htm.

The reference to a valuation performed by Grant Sherman LLC was not intended to be disclosed herein and has been removed. Management assumed full responsibility of the valuation of the Investor Warrants and the Placement Agent Warrants.

Note 14. Related Party Transactions, page F-17

Share Based Compensation, page F-18

18.	We note the revisions made in response to prior comments 26 and 31. Regarding footnote (B) and the valuation of the common stock as of July 22, 2010, please tell us why you believe that it is appropriate to value your stock based upon the offering filed in March 2010 under which no shares of stock were sold. In addition, explain what you mean by “a random walk in continuous time with a rate of variance in proportion to the square of the stock price.” Please tell us the specific method used to value your common stock and how that method was applied. In addition, tell us how you considered any issuances of stock for cash to third parties during this period.

In response to the Staff’s comment, the Company has revised footnote (B) accordingly and has removed reference to “a random walk in continuous time with a rate of variance in proportion to the square of the stock price.” Specifically, despite the fact that no shares of Common Stock were sold in the March 2010 offering, the Company has revised footnote (B) to include the additional consideration of the underwriting proposal contemplated in July 2010 for another offering at $6.00 per Unit that was ultimately filed in October 2010, with $2.756 per share being allocated as the estimated fair value of Common Stock, using an iterative approach in order for the combined fair value of the Common Stock and warrants to equal the amount of consideration to be received by the Company in the offering. The method applied to value the Company’s Common Stock was the same as and consistent with the one as described in the response to Comment #16 above. Given that the Company’s Common Stock was not publicly traded, the Company believes that the estimated fair value of its Common Stock, as derived from the offering price suggested in July 2010 by the underwriter who adopted the market approach by considering enterprise values of companies at similar stages of development, tended to be more indicative and reliable as of July 22, 2010 than the price of other issuances of Common Stock for cash to third parties in January 2010.

19.	In footnote (C), you reference the Private Placement during April through June 2011 at $1.60. It appears that the Private Placement was actually priced at $1.25 per share for stock and warrants. Please revise as necessary.

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

20.	We reissue the second and third sentence of prior comment 26. Please revise your filing to provide a specific discussion of each significant factor contributing to the significant difference between the estimated fair value of your stock and the estimated IPO price range of $5 - $7 for the 12 months prior to the contemplated IPO. Please also explain the factors that contributed to the decrease in the fair value of your stock from $2.756 in June 2010 to $0.906 during 2011. Your discussion should focus on business or economic reasons that the fair value of your stock fluctuated, not the method used to determine fair value.

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Exhibits

21.	We note your response to prior comment 32. However, please clarify why you believe that your business is not substantially dependent upon any of your agreements with suppliers. Please address specifically your statement on page 12 that if your third-party suppliers cannot produce the MASCT device, patient collection kits or Microcatheter System in quantifies sufficient for your commercial needs on acceptable terms, or at all, you will be unable to commercialize your products and services and generate revenues from their sales as planned.

The company owns all tooling, plans, designs, and FDA clearances for all of its products. This tooling can be provided to any of the hundreds of medical device manufacturers in the United States and overseas and finished parts can typically be provided within 60 days. The Company currently has three companies who have been qualified to manufacture the MASCT System devices and patient kits. They are established suppliers of FDA-cleared medical devices and have received successful FDA and foreign regulatory inspections in the past. None of them have a history of a substantial shutdown of manufacturing that could be a source of delay for the Company.

The Microcatheter System is manufactured by one supplier at two sites, one in New Hampshire and one in Massachusetts. The Microcatheter System, however, is in development and not in commercial distribution. The supplier the Company utilizes is an established supplier of FDA-cleared medical devices and has received successful FDA and foreign regulatory inspections in the past. The supplier does not have a history of a substantial shutdown of manufacturing that could be a source of delay for the Company.

Moreover, the Microcatheter System has a more specific clinical utility in women with a high risk of breast cancer, which means that a single manufacturing lot will supply over six months of inventory for its expected use. Following a first inventory run, biannual manufacturing will permit ample lead time to find an alternative source if needed. Further, the fact that the supplier has sites in two separate states mitigates against the risk of natural disasters causing a shutdown.

In light of the above facts, the Company has revised its disclosure accordingly.

22.	Please file the agreement governing the line of credit entered into on November 3, 2010 with your Chief Executive Officer which is described on page 69.

In response to the Staff’s comment, the Company has filed the agreement as Exhibit 10.24.

Sincerely,

/s/ Ryan A. Murr

Ryan A. Murr